Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

December 19, 2023
VIA EDGAR

Ken Ellington
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    CIM Real Assets & Credit Fund – N-CSR for the Fiscal Year ended September 30, 2022
Dear Mr. Ellington:
On behalf of CIM Real Assets & Credit Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2023 in connection with the Staff’s review of the Fund’s reports and filings as required by Section 408 of Sarbanes-Oxley Act of 2002, as amended, regarding the Fund’s Certified Shareholder Report of Registered Management Investment Companies (the “Annual Report”) on Form N-CSR for the fiscal year ended September 30, 2022. Each of the Staff’s comments is set forth below and followed by the Fund’s response.
Comments Regarding the Fund’s Certified Shareholder Report on Form N-CSR for the Fiscal Year Ended September 30, 2022
1.Comment: It appears that the Fund has significant investments in bank loans. If the Fund receives consent fees, upfront origination fees and/or amendment fee income from such loans (which is different from interest income) please ensure that such income amounts are disclosed appropriately in the notes to the financial statements, along with the policy to recognize such income in accordance with applicable GAAP standards.

Response: The Fund confirms that, in future financial statements, it will disclose consent fees, upfront origination fees and/or amendment fee income from bank loans in the notes to the financial statements along with the policy to recognize such income in accordance with applicable GAAP standards. The Fund also respectfully advises the Staff that any such fees that the Fund has received to date have been of an immaterial amount.

2.Comment: In the Schedule of Investments, please disclose the specific class of shares held of other investment companies including money market funds.

Response: The Fund confirms that, if it owns any other investment companies, it will disclose the specific class of shares held of such other investment companies including money market funds in future filings that contain a schedule of investments.

3.Comment: The Staff noted that the Fund held REITs. Please consider adding disclosure to the notes to the financial statements to state that the distributions received from REITs may be classified as dividends, capital gains, and/or return of capital.

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Response: The Fund confirms that in future filings it will add disclosure to the notes to the financial statements to state that distributions received from REITs may be classified as dividends, capital gains, and/or return of capital.

4.Comment: Please disclose the reasons for the transfers into or out of Level 3 of the fair value hierarchy during the period (see ASC 820-10-50-2 (c)(3))).

Response: The Fund confirms that it will disclose the reasons for the transfers into or out of Level 3 of the fair value hierarchy in the notes to future financial statements.

5.Comment: According to the notes to the financial statements, the Fund has certain commitments and contingencies; however, the balance sheet does not have disclosure either by amounts or by line item that references the note in the financial statement. Please explain why this disclosure was omitted from the balance sheet (see Regulation S-X, Article 6-04.15).

Response: The Fund respectfully advises that it inadvertently omitted the requested disclosure from the Annual Report and confirms that it will add the requested disclosure in its future financial statements.

6.Comment: Please confirm that the Fund maintains the character of the expenses of the consolidated subsidiary in the same line items as the Fund in the fee table of the prospectus. For example, the subsidiary management fees including any performance fee, should be included in management fees and the subsidiary’s other expenses should be included in other expenses in the Fund’s prospectus fee table. (See September 13, 2012 expert panel meeting, notes, Item 10(c)).

Response: The Fund confirms that it maintains the character of the expenses of the consolidated subsidiary in the same line items as the Fund in the fee table of the prospectus.

7.Comment: Please disclose the term of office for the trustees and officers in the annual report (see Item 24.4(b) of Form N-2) (Table includes term of office column, but the information is not actually included).

Response: The Fund confirms that it will disclose the term of office for the trustees and officers in its future annual reports filed on Form N-CSR.

8.Comment: Item 4(d) of the registrant’s certifications required by Item 13(a)(2) of Form N-CSR filed on December 6, 2022, does not appear to refer to the correct time period. Item 4(d) requires disclosure of any changes in the registrant’s internal control over financial reporting that occurred during the period covered by this report, whereas it appears the current certification indicates only a quarter of the period is covered. Please file an amended Form N-CSR to include the correct form of certifications and ensure that the certifications are updated to a current date.

Response: The Fund filed an amended Form N-CSR as of the date hereof to include the correct form of certifications.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at 202.383.0472.

Sincerely,

/s/ Cynthia Beyea
Cynthia Beyea

Cc:    Barry N. Berlin, CIM Real Assets & Credit Fund
Lea Schild, Esq., Eversheds Sutherland (US) LLP